Exhibit 99.1

Xinyuan Real Estate Announces Changes to Board of Directors

BEIJING, January 17, 2020 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”), a New York Stock Exchange-listed global real estate developer and property manager (NYSE: XIN), today announced the appointment of Ms. Wendy Hayes to the Board of Directors, effective immediately.

The Board welcomes Ms. Hayes, who will serve as a director and a member of the Company's audit committee. Ms. Hayes replaces Mr. Yumin Liang, who is resigning from the Board to pursue other opportunities.

Ms. Hayes has over two decades of senior financial experience, She previously worked at Deloitte (US and China) and Public Company Accounting Oversight Board (PCAOB). Her experience is also complemented by strong academic and professional credentials that include the CPA designations in both China and California (US).

“We are excited to welcome Wendy to our board,” said Mr. Yong Zhang, Chairman of Xinyuan. “Wendy brings decades of industry experience to our company. We believe we will benefit immediately from her valuable insights and extensive experience. Meanwhile, on behalf of the board, I would like to thank Mr. Liang for his significant contributions to Xinyuan. We wish him the best in his future endeavors.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For More Information Please Contact:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

Blueshirt Group

In U.S.: Ms. Julia Qian

Email: julia@blueshirtgroup.com

In China: Ms. Susie Wang

Email: susie@blueshirtgroup.com